FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Extract from the Minutes of the 544th Meeting of the Board of Directors, held on August 23, 2012

2.	Extract from the Minutes of the Extraordinary General Meeting of Stockholders, held on May 23, 2013

3.	Market Announcement: XVIII Annual Meeting Cemig-Apimec — New Business Development Presentation

4.	Market Announcement: XVIII Annual Meeting Cemig-Apimec — Guidance 2013-2017 and Supply and Demand: The Brazilian Grid and Cemig Geração e Transmissão S.A.

5.	Market Announcement dated May 28, 2013: Purchase of Suzano’s Interest in Capim Branco Completed

6.	Market Announcement dated May 28, 2013: Answers to CVM/Bovespa Official Inquiries

7.	Market Announcement dated May 31, 2013: Transfer of Transmission Interests to Transmissora Aliança de Energia Elétrica S.A. Completed

8.	Market Announcement dated June 5, 2013: Cemig in Bidding for Acquisition of Brasil PCH

9.	Material Announcement dated June 14, 2013: Acquisition of 49% of Brasil PCH

10.	Summary of Decisions of the 569th Meeting of the Board of Directors held on June 14, 2013

11.	Press Release dated June 14, 2013: Cemig Geração e Transmissão S.A. Wins Competitive Bid to Acquire 49% of Brasil PCH from Petrobras

12.	Notice to Stockholders: Payments to Stockholders on June 27, 2013

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
Name: Luiz Fernando Rolla
Title: Chief Officer for Finance and Investor Relations

Date: June 20, 2013

1. Extract from the Minutes of the 544th Meeting of the Board of Directors, held on August 23, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 544TH MEETING

Date, time and place:                                   August 23, 2012 at 8.30 a.m.,

– exceptionally, at Rua Aimorés 1017, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:                                      Chair:                                  Dorothea Fonseca Furquim Werneck;

Secretary:          Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                          The Board approved:

a)            The first Integrated Strategic Plan for the “Cemig Group” and revision of the Long-term Strategic Plan for 2005—2035.

b)            The minutes of this meeting.

III                     Cost of capital: The Board approved the adoption of certain discount rates, both corporate and by type of business, for the “Cemig Group”.

IV                      Discussion: The following spoke on general matters and business of interest to the Company:

Board members; Chief Officer Luiz Fernando Rolla; and representatives of McKinsey & Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Antônio Adriano Silva,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Franklin Moreira Gonçalves,

Leonardo Maurício Colombini Lima,

Paulo Márcio de Oliveira Monteiro,

Bruno Magalhães Menicucci,

Christiano Miguel Moysés,

Guilherme Horta Gonçalves Júnior,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Chief Officers and Board members:	Djalma Bastos de Morais, Fernando Henrique Schüffner Neto;

Chief Officers:	Arlindo Porto Neto, Frederico Pacheco de Medeiros, João Luiz Senra de Vilhena, José Carlos de Mattos,	José Raimundo Dias Fonseca, Luiz Henrique de Castro Carvalho, Luiz Henrique Michalick, Luiz Fernando Rolla, Maria Celeste Morais Guimarães;

Representatives of:	McKinsey & Company;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Extract from the Minutes of the Extraordinary General Meeting of Stockholders held on May 23, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON MAY 23, 2013

At 11 a.m. on May 23, 2013, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. Rodrigo Peres de Lima Netto, Authorized Agent of the office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder the State of Minas Gerais put forward the name of the stockholder Alexandre de Queiroz Rodrigues to chair the Meeting.  The proposal of the representative of the stockholder the State of Minas Gerais was put to debate, and to the vote, and unanimously approved. The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published on April 18, 19 and 20 of this year, in the newspaper Minas Gerais, the official journal of the powers of the State, on pages 58, 59 and 100/101, respectively; and in the newspaper O Tempo, on pages 30, 43 and 35, respectively, the content of which is as follows:

“   COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 23, 2013 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

Ratification of the target in Subclause ‘d’ of Paragraph 7 of Article 7 of the Company’s by-laws being exceeded in 2012.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by May 20, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, April 11, 2013.

Dorothea Fonseca Furquim Werneck — Chair of the Board of Directors   ”

The Chairman then asked the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

Av. Barbacena 1200    Santo Agostinho     30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“   PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 23, 2013.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)             Cemig’s long-term strategic plan contains the long-term strategic planning, fundamentals, targets, objectives and results to be pursued and achieved by the Company, and its dividend policy, and it is the responsibility of the Board of Directors and of the Executive Board faithfully to obey and comply with the targets established in § 7 of Article 11 of the by-laws, notably the target limiting the consolidated amount of funds allocated to capital investment and acquisition of any assets, in a business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

b)             the opportunities and needs for investments that became available to the Cemig Group led to a volume of investments in 2012 equivalent to 54% of Ebitda, thus higher than the target limit mentioned in subclause ‘a’ above;

c)              exceeding of the limit arose principally from the increase in the Company’s Program of Investments in 2012, among which highlights are:

•                  acquisition of a stockholding in Unisa – União de Transmissoras de Energia Elétrica Holding S.A by Transmissora Aliança de Energia Elétrica S.A. – Taesa;

•                  acquisition by Cemig of a stockholding in  Companhia de Gás de Minas Gerais – Gasmig;

•                  updating of and improvements to the generation equipment and transmission system of Cemig Geração e Transmissão S.A., and, further,

•                  the Distribution Development Plan (PDD) of Cemig Distribuição S.A.;

• now proposes to you as follows:

Ratification of the Company having, in 2012, exceeded the limits specified in subclause “d” of Paragraph 7 of Article 11 of the by-laws, corresponding to: the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company being equivalent to a maximum of 54% (fifty four per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, April 11, 2013.

Dorothea Fonseca Furquim Werneck	Joaquim Francisco de Castro Neto
Djalma Bastos de Morais	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Eduardo Borges de Andrade	Wando Pereira Borges
Fuad Jorge Noman Filho	Bruno Magalhães Menicucci
Guy Maria Villela Paschoal	Leonardo Maurício Colombini Lima
João Camilo Penna	Newton Brandão Ferraz Ramos ”

The Chair then put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved by a majority of votes, with the following stockholder abstaining:

Japan Trustee Services Bank Ltd.

and                                                         STB LM Brazilian High Dividend Equity Mother Fund.

Asking for the floor, the representative of the stockholder the Brazilian Federal Savings Bank (Caixa Econômica Federal, or CEF) recommended that, for the next business year, if necessary, the Company should include this subject on the agenda of the Annual Ordinary and Extraordinary General Meetings of Stockholders.

The meeting being opened to the floor, and since no-one wished to make any statement, the Chair ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Market Announcement: XVIII Annual Meeting Cemig-Apimec — New Business Development Presentation

I New Business Development Fernando Henrique Schüffner Neto Chief Business Development Officer Uberlândia, May 27, 2013 XVIII Encontro Anual CEMIG-APIMEC

XVIII Encontro Anual CEMIG-APIMEC Cemig’s holdings: evolution of the portfolio

I UTE Barreiro Cemig H Cemig D Consórcio Capim Branco Gasmig 55.19% Efficientia Trading Ativas CGET Sá Carvalho Capim Branco Cemig GT 2012 2004 Cemig Telecom 3 Holding Distribution Hydro generation Generation - others Transmission Trading / Services Consortia

UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Baguari Consortium Baguari Cemig H 2004 R$000 Mês Aquisição % D/I Equity EV Total % Cemig 02 Rosal 100.00 137,664 100.00 137,664 D Mês Construção % D/I Investimento EV Total % Cemig 07 10 10 12 Baguari Centroeste Transudeste Transirapé 34.00 51.00 24.00 24.50 173,586 21,071 17,772 14,597 34.00 51.00 24.00 24.50 510,533 41,316 74,052 59,581 D D D D 4 Month Acquisition % D/I Equity Total EV % Cemig Month Construction % D/I Investment Total EV % Cemig

I UTE Barreiro Cemig D Capim Branco Consortium Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecom Transleste Centroeste Transudeste Transirapé Baguari Consortium Baguari 2005 Mês Construção % D/I Investimento EV Total % Cemig 12 Transchile 49.00 112,479 49.00 229,549 D Transchile Cemig H 5 Month Construction % D/I Investment Total EV % Cemig R$000

I UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Itaocara Consortium EBL Light Energia Light SESA Lightger Lightcom Light Soluções Light Institute Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP Cemig H 2006 Mês Aquisição % D/I Equity EV Total % Cemig 08 08 Light (T1) TBE 13.03 15.35 174,576 348,022 13.03 15.35 3,602,567 2,966,177 D D 6 Month Acquisition % D/I Equity Total EV % Cemig R$000

I Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Cachoeirão Axxiom Santo Antônio Madeira Cemig H 2007 Mês Aquisição % D/I Equity EV Total % Cemig 09 Axxiom 49.00 4,508 49.00 9,200 D Mês Construção % D/I Investimento EV Total % Cemig 01 11 Cachoeirão Mesa 49.00 10.00 48,824 1,340,000 49.00 10.00 99,641 13,400,000 D D 7 Month Construction % D/I Investment Total EV % Cemig Month Acquisition % D/I Equity Total EV % Cemig R$000

I Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Axxiom Cachoeirão Santo Antônio Madeira Pipoca STC Lumitrans Cemig H 2008 Mês Aquisição % D/I Equity EV Total % Cemig 10 10 STC Lumitrans 80.00 80.00 49,086 28,069 13.52 13.52 179,875 92,067 I I Mês Construção % D/I Investimento EV Total % Cemig 06 10 10 Pipoca EBTE EBTE 49.00 49.00 51.00 56,061 196,687 204,716 49.00 49.00 57.48 114,411 401,403 401,403 D D I EBTE 8 Month Construction % D/I Investment Total EV % Cemig Month Acquisition % D/I Equity Total EV % Cemig R$000

I Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Axxiom Cachoeirão Santo Antônio Madeira STC Lumitrans EBTE Pipoca Parajuru Wind Farem Morgado Wind Farm Volta do Rio Wind Farm TAESA Cemig H 2009 R Mês Aquisição % D/I Equity EV Total % Cemig 07 08 10 TBE-Brascan Eólicas CE Taesa 18.51 49.00 32.27 504,976 218,916 1,069,856 33.86 49.00 32.27 3,556,704 862,339 4,819,196 D D D Mês Construção % D/I Investimento EV Total % Cemig 06 ESDE 100.00 85,590 19.06 85,590 I ESDE 9 Month Construction % D/I Investment Total EV % Cemig Month Acquisition % D/I Equity Total EV % Cemig R$000

I ESDE Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Axxiom Cachoeirão Santo Antônio Madeira STC Lumitrans EBTE Pipoca CE Parajuru CE Morgado CE Volta do Rio TAESA Cemig H 2010 R$ Mês Aquisição % D/I Equity EV Total % Cemig 03 05 05 08 11 11 Light-T2 Axxiom Taesa-OPA Ativas TBE-MDU Light-T3 12.50 51.00 24.42 49.00 6.30 0.53 718,518 3,976 827,464 9,805 100,948 30,471 25.53 62.29 56,69 49.00 40.16 26.06 7,251,953 7,795 4,737,945 57,564 2,447,125 7,412,996 D I D I D D Mês Construção % D/I Investimento EV Total % Cemig 08 Lightger 49.00 99,584 62.29 203,233 D Ativas Cemig Telecom 10 Month Construction % D/I Investment Total EV % Cemig Month Acquisition % D/I Equity Total EV % Cemig ,000

I ESDE CE Parajuru CE Morgado CE Volta do Rio Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. ENTE ERTE EATE ECTE ETEP UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Axxiom Cachoeirão Santo Antônio Madeira STC Lumitrans EBTE Pipoca Ativas TAESA Parati Renova Unisa NTE 2011 R$ Mês Aquisição % D/I Equity EV Total % Cemig 04 05 08 11 11 12 TBE-Eletrobras Light-Parati Renova Unisa-T1 NTE Gasmig 7.44 6.41 25.81 50.00 100.00 4.38 20,951 358,200 360,000 799,738 336,103 65,080 47.60 32.47 8.38 28.35 56.69 59.57 1,126,372 7,723,042 1,733,252 2,204,800 414,929 1,642,756 D I I I I D Mês Aquisição % D/I Investimento EV Total % Cemig 10 10 Amazônia Amazônia-Light 7.28 2.49 1,878,240 642,420 7.28 8.09 25,800,000 25,800,000 D I Norte Energia Amazônia Energia Cemig H 11 Month Acquisition % D/I Investment Total EV % Cemig Month Acquisition % D/I Equity Total EV % Cemig ‘000

XVIII Encontro Anual
CEMIG-APIMEC


Cemig H
Parati
Light S.A.
Cemig D
Cemig GT
Light SESA
Lightcom
Light Soluções
Light Esco
EBL
Light Institute
Lightger
Itaocara
Itaocara Consortium
Amazônia Energia
Norte Energia
Light Energia
Guanhães
Renova
Cachoeirão
Madeira
Santo Antônio
Pipoca
Parajuru Wind Farm
Morgado Wind Farm
Volta do Rio Wind Farm
TAESA
Unisa
NTE
São Gotardo
Baguari
Baguari Consortium
Gasmig
Efficientia
Trading
ESCE
Cemig Telecom
Ativas
Axxiom
UTE Ipatinga
Cemig PCH
Horizontes
Sá Carvalho
Capim Branco
Capim Branco
UTE Barreiro
Rosal
Centroeste
Transleste
Transudeste
Transirapé
Transchile
ECTE
ETSE
ENTE
ERTE
ETEP
ESDE
EATE
Lumitrans
STC
EBTE

2012 R$'000

Month	Acquisition	%	D/I	Equity	Total EV	% Cemig
07	Unisa-T2	50.00	I	902,390	2,378,366	56.69

Month	Construction	%	D/I	Investment	Total EV	% Cemig
02	Guanhães	65.56	D/I	176,487	269,200	65.56
03	ETSE	100.00	I	133,589	133,589	19.09
06	S. Gotardo	100.00	I	28,799	28,799	56.69

12

I Consórcio Itaocara EBL Light Energia Light SESA Lightger Lightcom Light Soluções Instituto Light Light Esco Itaocara Light S.A. UTE Barreiro Cemig D Consórcio Capim Branco Cemig GT Gasmig Efficientia Trading Horizontes Cemig PCH UTE Ipatinga Rosal ESCE Sá Carvalho Capim Branco Cemig Telecomunicaçõe s Transleste Centroeste Transudeste Transirapé Consórcio Baguari Baguari Transchile Axxiom Cachoeirão Santo Antônio Madeira Pipoca CE Parajuru CE Morgado CE Volta do Rio Ativas Renova Norte Energia Amazônia Energia Parati Guanhães GBD Capim Branco Consortium Cemig H Unisa NTE ECTE ETSE ENTE ERTE São Gotardo STC Lumitrans EBTE EATE ESDE ETEP 2013 R$ Aquisição % D/I Equity EV Total % Cemig GBD TBE-Taesa* Capim Branco 40.00 47.60 5.42 452,860 1,732,000 96,970 40.00 20.65 26.47 1,132,149 4,595,401 1,788,257 D I I * Based on % of Taesa after the pubic offering of shares. TAESA São Gotardo 13 Acquisition % D/I Equity Total EV %Cemig ‘000

XVIII Encontro Anual
CEMIG-APIMEC

2012


Cemig H
Parati
Light S.A.
Cemig D
Cemig GT
Redentor
RME
LUCE
Light SESA
Lightcom
Light Soluções
Light Esco
EBL
Light Institute
Lightger
Itaocara
Itaocara Consortium
Amazônia Energia
Norte Energia
CR Zongshen
Light Energia
São Judas Tadeu Wind Farm
Fontainha Wind Farm
Guanhães
Água Limpa Consortium
Renova
Renova Comercializadora
8 Wind Power SPCs
Nova Renova
Renova PCH
5 Wind Power SPCs
Bahia Eólica
Renovapar
15 Wind Power SPCs
Renova Eólica
Enerbrás
9 Wind Power SPCs
Salvador Eólica
Serra da Prata
Cemig Baguari
Cachoeirão
Madeira
Santo Antônio
Pipoca
Parajuru Wind Farm
Morgado Wind Farm
Volta do Rio Wind Farm
TAESA
Brasnorte
São Gotardo
ETAU
ATE II
ATE III
Baguari
Baguari Consortium
Aimorés Consortium
Funil Consortium
Igarapava Consortium
Porto Estrela Consortium
Queimado Consortium
Tapajós Consortium
Cosama Consortium
Gasmig 55.19%
Efficientia
Trading
CGET
Cemig Telecom
Ativas
Axxiom
Cemig Serviços
Cemig Com. En. Incentivada
CGET
UTE Ipatinga
Cemig PCH
Horizontes
Sá Carvalho
Capim Branco
Consórcio Capim Branco
UTE Barreiro
Rosal
ST-T-104 Consortium
POT-T-603 Consortium
SF-T-120 Consortium
REC-T-163 Consortium
SF-T-114 Consortium
SF-T-127 Consortium
Centroeste
Transleste
Transudeste
Transirapé
Transchile
ECTE
ETSE
ENTE
ERTE
ETEP
ESDE
EATE
Lumitrans
STC
EBTE
Holding
Distribution
Hydro generation
Generation - others
Transmission
Trading / Services
Consortia

14

XVIII Encontro Anual CEMIG-APIMEC

Cemig's holdings create its nationwide presence

- Generation
- Generation (under construction)
- Transmission
- Transmission (under construction)
- Electricity distribution
- Free consumers
- Electricity trading
- Wind power
- Natural gas distribution
- Telecoms



RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
MT
TO
BA
DF
GO
MG
ES
RJ
MS
SP
PR
SC
RS
Present in
23
states of
Brazil, and
Chile

15

CEMIG

I Aquisitions (Brownfield) Built (Greenfield) 2004 2005 2006 2007 2008 2009 2010 2011 2012 Total Total Cemig part 191 286 523 1,394 300 1,810 1,821 3,292 777 10,394 138 523 5 77 1,794 1,691 1,940 902 138 523 5 13 1,794 1,688 1,205 512 2004 2005 2006 2007 2008 2009 2010 2011 2012 Equity da Operação Grupo Cemig Equity parte Cemig Rosal Light TBE Axxiom Lumitrans STC TBE-Brascan Taesa Eólicas CE TBE-MDU Ativas Light Taesa OPA Unisa T2 TBE-Eletrob. Light-Parati Renova Unisa-NTE Gasmig Centroeste Transmineira Mesa Cachoeirão Pipoca EBTE ESDE Lightger NESA Light NESA Cemig S. Gotardo ETSE Guanhães Renova (A-3) Baguari Transchile 53 286 - 1,389 457 86 203 2,521 707 53 286 - 1,389 287 16 133 2,087 265 2004 2005 2006 2007 2008 2009 2010 2011 2012 Equity do Negócio Equity parte Cemig Equity of the business Equity Cemig part Amounts in nominal current R$. Equity of the Cemig Group operation Equity Cemig part

XVIII Encontro Anual CEMIG-APIMEC

Aquisitions – annual (*Brownfield*)


EV of the business
EV – Cemig part
138 138
8,452 1,170
9 5
272 37
5,682 2,636
58 2,292
5,996 1,656
1,189
2004 2005 2006 2007 2008 2009 2010 2011 2012
Rosal
Light TBE
Axxiom
Lumitrans STC
TBE-Brascan Taesa Eólicas CE
TBE-MDU Ativas Light Taesa OPA
TBE-Eletrob. Light-Parati Renova Unisa-NTE Gasmig
Unisa T2

Built (*Greenfield*)


EV of the business
EV – Cemig part
175 53
740 286
13,500 1,389
516 457
86 16
203 203
25,800 2,521
1,257 417
2004 2005 2006 2007 2008 2009 2010 2011 2012
Centroeste Trasnmineira
Baguari Transchile
Mesa Cachoeirão
Pipoca EBTE
ESDE
Lightger
NESA Light NESA Cemig
S. Gotardo ETSE Guanhães Renova

	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Total EV – Business	313	740	8,452	13,509	788	5,768	261	31,796	1,257	**62,884**
Total – Cemig part	191	286	1,170	1,394	494	2,652	2,495	4,177	1,606	**14,465**

Amounts in nominal current R

Results from holdings

I Holdings: constant growth over the years 36 94 156 385 379 426 716 808 938 121 148 405 450 551 659 1,398 1,579 1,854 490 578 992 1,819 1,414 1,519 2,853 3,543 4,883 2004 2005 2006 2007 2008 2009 2010 2011 2012 Lucro Líquido Ebitda Receita Líquida R$ million CAGR of NOR 33% 19 Amounts in nominal current R$ Net profit Net revenue

In the past 5 years Cemig’s acquisitions and  operational efficiency gains have increased Ebitda by R$ 1.4 billion R$ milhões 148 405 450 551 659 1398 1579 257 45 101 108 739 181 262 2006 2007 2008 2009 2010 2011 2012 Ebitda Ganho Ebitda 20 Amounts are in nominal current R$; it includes acquisitions and operational efficiency gains. Ebitda gain R$ million

I 47 92 221 395 372 426 716 808 938 3% 5% 13% 23% 20% 23% 32% 33% 41% * 2004 2005 2006 2007 2008 2009 2010 2011 2012 Lucro das Participações % Impacto das Participações no Grupo Cemig The holdings now provide 41% of Cemig’s consolidated net profit Amounts in nominal current R$. (*) Excludes non-recurring items (CRC Account, Taesa IPO). R$ million 21 Profit from holdings % impact of holdings on Cemig Group

I Cemig has received more than R$ 4 billion in dividends from the holdings Dividend amounts updated by Dec, 2012 IGPM inflation index. R$ million 52 81 296 350 582 684 1,129 876 2005 2006 2007 2008 2009 2010 2011 2012 Somatório Dividendos Dividendos anuais Accumulated dividends 52 133 429 780 1,362 2,046 3,175 4,051 Payout 96% 59% 139% 73% 122% 142% 146% 108% 22 Sum of dividends Annual dividends

I Ebitda margins of holdings exceed Brazilian sector averages * * Source: Thomson Reuters Eikon. 0% 20% 40% 60% 80% 100% 2005 2006 2007 2008 2009 2010 2011 2012 Margem de Ebtida Transmissão Participações Transmissão - Média setor 0% 20% 40% 60% 80% 100% 2005 2006 2007 2008 2009 2010 2011 2012 Margem de Ebtida Geração Participações Geração - Média setor 0% 20% 40% 2005 2006 2007 2008 2009 2010 2011 2012 margin Distribuição Participações Distribuição - Média setor Transmission Generation Distribution 23 Transmission holdings Transmission: sector average Generation holdings Generation: sector average Distribution holdings Distribution: sector average Ebitda margin Ebitda margin Ebitda margin

I Companies acquired by Cemig have produced excellent stockholder returns ROIC ROE Generation Baguari Energia 12.30% 9.47% Barreiro 28.40% 46.23% Cachoeirão 19.90% 24.51% Capim Branco 141.30% 98.25% Cemig PCH 17.60% 16.03% Horizontes 22.90% 18.17% Ipatinga 57.00% 29.17% Pipoca 12.40% 20.32% Rosal 12.50% 11.27% Sá Carvalho 30.80% 23.43% Transmission Taesa 20.50% 23.65% TBE 21.70% 24.24% Transmineira 17.60% 19.39% EBTE 8.80% 6.04% Centroeste 19.90% 19.53% Distribution Light 17.20% 14.94% Gasmig 8.80% 11.50% Year 2012 24

I Performance of holdings in line with business plans - 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 2005 2006 2007 2008 2009 2010 2011 2012 Ebitda - Plano de Negócios Ebitda - Realizado - 500 1,000 1,500 2,000 2005 2006 2007 2008 2009 2010 2011 2012 Lucro líquido - Plano de Negócios Lucro líquido - Realizado Ebitda Net profit Dividends 25 ( Amounts for 100% holdings are in nominal current R$. ) -500 - 500 1,000 1,500 2,000 2,500 2005 2006 2007 2008 2009 2010 2011 2012 Dividendos - Plano de Negócios Dividendos - Realizado Ebitda – business plan Ebitda – actual Net profit – business plan Net profit – actual Dividends – business plan Dividends – actual

I Classification: Public May 2013 Investor Relations Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br

Natural Gas: Exploration and Production Belo Horizonte, May 27, 2013 Executive Responsible: Roberto Ferreira Borges

Why natural gas?

 Indicating use of natural gas: Brazil: energy sources Nuclear Renewable Gas Coal Oil Nuclear Renewable Gas Coal Oil The world: energy sources Total: 252 million toe (tons of oil equivalent) Total: 553.6 million toe Sources: (1) EPE Ten-year Energy Plan (PDE). (2) EIA (Energy Information Administration. Total: 12,476 million toe Total: 17,298 million toe Sources: EIA (Energy Information Administration.

Production in the USA: revolution Source: EIA. Imports from Mexico and Canada, and LNG Onshore conventional Unconventional gas: 15% in 1990 64% in 2011 Conventional gas: rapid decline Shale gas: 2% in 2000 30% in 2011 Offshore conventional Alaska Mn m3/day

Natural gas - Geological outline Fonte: EIA

Formation of hydrocarbons Gas Oil Water Oil accumulates in closed structural compartments

Sedimentary basins in Brazil 38 sedimentary basins >> 10 million sq.km 29 principal basins, of which 15 are offshore Concessions granted for approximately 5% Approximately 6% of the area under concessions is in development and production Source: ANP.

The Brazilian Natural Gas market

Supply of natural gas in Brazil Includes the isolated systems Production available, Southeast Importation from Bolivia *Preliminary figures Production available, Northeast Importation, Argentina Production available, North Importation, LNG* Production available, Maranhão Sources: ANP, Abegas, ONS. Figures for losses and consumption of gas in the NGPUs are after deduction of production available in SE and NE. Mn m3/day

Importation of NG from Bolivia * Gross imports - before deduction of losses and consumption for compression. Sources: YPFB, Mining and Energy Ministry. Mm3/day Via Gasbol Via Cuiabá branch Annual average imported

Importation of LNG Mm3/day Northeast LNG Southeast LNG Preliminary figures. Source: Brazilian Mining and Energy Ministry

Natural gas demand in Brazil Figures for Refining and FAFENs are preliminary. Losses and consumption of gas in the NGPUs not included. Sources: ANP, Abegas, MME, ONS. Mn m3/day Refining, FAFENs Industrial Residential and Commercial Industrial Industrial GNC, others Electricity generation Industrial

Brazilian thermal generation by fuel type Mn m3/day Others includes Biomass and Gaseous effluents. Nuclear Diesel Coal Natural gas Fuel oil Others* Source: ONS.

Brazil: Supply and demand, March 2013 (preliminary) Includes the isolated systems. Figures are preliminary. Brazil SUPPLY DEMAND Total % % Total 2013 88.3 Share Share 88.3 2013 Bolivia Imports Industrial 29.3 33% 31% 27.1 15% LNG Imports Thermal Power 11 12% 45% 39.6 Argentina Imports Cogeneration 0.9 1% 3% 2.5 Domestic Supply VNG 6% 47.1 53% 6% 5.2 3% 13% Refining/ Chemicals 11.2 0% Losses, adjustments Resid /Commmercial 5.4 2% 1.4 UPGN* CNG 3.5 1% 1.3 37% Production available Reinject Burn E&P 56 9.1 3.9 10.9 15% 8% 8% 70% 11% 5% 14% % share Sources: ANP, Abegas, MME, ONS. Gross production 79.8 March 2013 Million cubic meters / day -7.4% -26% -13% -10% -5% -12% -9% Feb.-Mar 2013

Price formation - natural gas Natural gas price Petrobras formula Commodity + transfer + processing US$/MBTU Transport + ???? * Monthly average, Industrial segment: 50,000 cu.mt./day, São Paulo. Average exchange rate April 2013: R$ 2.00/US$. Uses the price actually charged by Petrobras, not the price formula. Source: Gas Energy. Variable part Fixed part City Gate price Distribution Final price to Taxes Final price to Margin* Industry Industry excl. taxes incl. taxes Gas price 1Q13

Price formation - Bolivian gas Contract Transport City Gate Distribution Final price to Taxes Final price to Price Bolivia + price, margin* Industry Industry (QDCb) Brazil Brazil excl. taxes incl. taxes Source: Gas Energy. * Monthly average, Industrial segment: 50,000 cu.mt./day, São Paulo. Commodity + transport to Rio Grande US$/MBTU Frontier Gas price 2Q13

Some current market facts... The formula price for natural gas imported from Bolivia is now US$10.14/MBTU at the Brazil city gate. Domestic natural gas prices have been frozen since May 2011, at US$9.12/MBTU in April 2013. The most recent discount was 32%. If these discounts were not applied, the price of natural gas in April 2013 would be US$13.42/MBTU. In March 2013, 490 million m³ of natural gas was imported to meet the demand of the tehroelectric generation plants. The average price of importation (FOB) was US$ 14.64/MBTU.

...More current market facts... Dispatched Brazilian thermal plants were responsible for generating average 12.6GW. As a % of total Brazilian thermal generation: The gas-fired plants generated 6.5GW average, or 51%; the diesel and fuel oil plants generated 23%. Henry Hub prices in April 2013 were at their highest monthly average since 2011, and closed the month at US$4.17/MBTU. The latest figures for international prices are US$7.18/MBTU in January 2013, for NBP, US$10.96/MBTU in February 2013 for Russian gas at the German border, and US$15.09/MBTU in March 2013 for LNG Japan.

The Minas Gerais Natural Gas market Brazil’ best energy

Projections of demand Organic growth Average 2011 MG (Includes Thermal plants and Refining) 3,000 Potential market Colunas1 Industrial 1,000 Natural gas light vehicles 2,600 Natural gas heavy vehicles 2,100 Co-generation 1,440 Residential 200 Commercial 300 Climatization 268 TOTAL, POTENTIAL 7,908 Subtotal 1 (Organic + potential) 10,908 Structuring projects Colunas1 Steel (Blast furnaces) 3,200 Steel (Sponge iron) 5,000 Raw materials / natural gas 15,000 Glass 200 White ceramics 100 Foods 100 Paper and pulp 100 Aluminum 600 Typical thermal plant (500MW) 2,500 TOTAL, STRUCTURING PROJECTS 26,800 Subtotal 2 (Organic + Potential + Structuring) 37,708

Projections of demand These projections envisage a horizon of 2020 for the effort for growth through induced (potential) consumption via the network, and implementation of structuring projects. Organic Potential Structuring projects ‘000 m3/day

Pricing of NG vs. Potential markets Petrochemicals Steel VNG - light VNG heavy Co-generation Industrial Climatization Present price - Industrial Attractive price - Steel US$/MBTU

The São Francisco Basin Brazil’s best energy

The São Francisco Basin Source: ANP. The São Francisco basin is in the central area of Brazil, including parts of the states of Bahia, Minas Gerais and Goiás. Total area: approximately 350,000km². São Francisco basin: the area 24

Source: ANP KEY Wells Block operators

São Francisco Basin Blocks with concessions awarded 26 Rounds 7th Round 10th Round

Municipalities of the São Francisco Basin 0 75 150 225 300 Kilometers 115 municípalities of Minas Gerais state Area of Sudene Source: GeoCemig. 27

São Francisco Basin Agents SF-T-102 SF-T-85 SF-T-86 SF-T-96 SF-T-95 SF-T-94 SF-T-92 SF-T-101 SF-T-105 SF-T-106 SF-T-111 SF-T-112 SF-T-104 SF-T-114 SF-T-115 SF-T-118 SF-T-119 SF-T-120 SF-T-121 SF-T-124 SF-T-125 SF-T-126 SF-T-128 SF-T-130 SF-T-131 SF-T-132 SF-T-133 SF-T-134 SF-T-137 SF-T-138 SF-T-139 SF-T-143 SF-T-144 SF-T-127 SF-T-80 SF-T-81 SF-T-82 SF-T-83 SF-T-93 Codemig / Imetame / Orteng / Sipet Cemig / Codemig / Imetame Cemig / Codemig / Imetame / Orteng / Sipet Consortia Shell Petra Petrobras / BG Cisco Oil & Gas Other companies General information: Area of the Basin (Minas Gerais state and Bahia State) 300,000 km2 Area of each block: 3,000 km2 Municiplaities in Cemig’s blocks 19 28

São Francisco Basin - wells Codemig / Imetame / Orteng / Sipet Cemig / Codemig / Imetame Cemig / Codemig / Imetame / Orteng / Sipet Consortia Shell Petra Petrobras / BG Cisco Oil & Gas Other companies SF-T-132 SF-T-120 29 Wells drilled

XVIII Encontro Anual
CEMIG-APIMEC

São Francisco Basin: results

Well's name (ANP)	Well's name (Operator)	Operator	Block	Municipality	Depth	Gas Show	Driller	Start Date	Finish Date	Conclusion Date
1IMET7MG	1ALE1MG	Imetame	SF-T-104	IBIAÍ	1833	YES	IMETAME_ENERGIA_01	23/12/2012 16:00:00		
1PTRA5MG	1SJL1MG	Petra Energia	SF-T-105	SÃO JOÃO DA LAGOA	1450	YES	BCH ENERGY 8	06/03/2012 13:00:00	06/05/2012	09/05/2012
1PTRA9AMG	1MC1AMG	Petra Energia	SF-T-106	MONTES CLAROS	1166	YES	SONDA DE PERFURAÇÃO ELF-01	19/05/2012 21:50:00	01/06/2012	06/06/2012
1BRSA948MG	1AMS1MG	Petrobras	SF-T-111	JOÃO PINHEIRO	3590	NO	NA	28/05/2011 00:00	13/10/2011 00:00	13/10/2011 00:00
1BRSA1005MG	1PDR1MG	Petrobras	SF-T-112	BRASILÂNDIA DE MINAS	2846	YES	SONDA CONVENCIONAL 109	02/11/2011 00:00	25/05/2012 00:00	02/07/2012 00:00
1-BRSA-871-MG	1OSA1MG	Petrobras	SF-T-112	BRASILÂNDIA DE MINAS	3408	YES	NA	24/09/2010 00:00	08/04/2011 00:00	10/05/2011 00:00
1IMET8MG	1CNF1MG	Imetame	SF-T-114	VÁRZEA DA PALMA	NA	YES	IMETAME_ENERGIA_01	28/02/2013 19:20		
1PTRA10MG	1RCP1MG	Petra Energia	SF-T-115	CLARO DO POÇÕES	1377	YES	BCH ENERGY 8	22/05/2012 15:00:00	14/06/2012	24/06/2012
1PTRA11MG	1CT1MG	Petra Energia	SF-T-118	PRESIDENTE OLEGÁRIO	2790	NO	BCH Energy 2	01/06/2012 04:00:00	09/08/2012	12/08/2012
1PTRA19MG	1RFO1MG	Petra Energia	SF-T-118	JOÃO PINHEIRO	NA		FAXE-1	24/01/2013 06:30:00		
1PTRA3MG	1JP1MG	Petra Energia	SF-T-118	JOÃO PINHEIRO	2519	NO	BCH Energy 2	14/08/2011 08:00:00	04/05/2012	13/05/2012
1PTRA8MG	1RV1MG	Petra Energia	SF-T-118	JOÃO PINHEIRO	2422	YES	Cowan-01	24/04/2012 07:30:00	26/07/2012	31/07/2012
1PTRA22MG	1FCA1MG	Petra Energia	SF-T-118	JOÃO PINHEIRO	NA		GENESIS-1	08/03/2013 04:15:00		
1PTRA17MG	1CP1MG	Petra Energia	SF-T-121	LASSANCE	NA	YES	HYPER1	08/12/2012 03:30:00	24/01/2013	
1PTRA12MG	1RJ1MG	Petra Energia	SF-T-124	PRESIDENTE OLEGÁRIO	3870	YES	FAXE-2	06/06/2012 23:35:00	07/10/2012	18/10/2012
1PTRA15MG	1PO1MG	Petra Energia	SF-T-125	PRESIDENTE OLEGÁRIO	2904	NO	HYPER1	03/10/2012 23:00:00	14/11/2012	18/11/2012
1PTRA16MG	1RAQ1MG	Petra Energia	SF-T-125	PRESIDENTE OLEGÁRIO	3160	YES	FAXE-1	16/11/2012 20:30:00	01/01/2013	
1PTRA2MG	1RP1MG	Petra Energia	SF-T-125	JOÃO PINHEIRO	3000	YES	FAXE-1	14/02/2012 03:30:00	16/06/2012	27/06/2012
1PTRA21MG	1RSA1MG	Petra Energia	SF-T-126	JOÃO PINHEIRO	NA	YES	FAXE-2	30/01/2013 13:00:00		
1PTRA1MG	1RioBicudo1MG	Petra Energia	SF-T-128	CORINTO	1536	YES	NA	25/06/2011 00:00	17/11/2011 00:00	14/12/2011 00:00
1PTRA13MG	1PM1MG	Petra Energia	SF-T-130	PATOS DE MINAS	NA	YES	SONDA DE PERFURAÇÃO ELF-01	20/06/2012 13:10:00	06/01/2013	
1PTRA14MG	1SZ1MG	Petra Energia	SF-T-131	PRESIDENTE OLEGÁRIO	3182	YES	FAXE-1	14/07/2012 04:00:00	14/10/2012	01/11/2012
4PTRA23MG	4-SZ-2-MG	Petra Energia	SF-T-131	PATOS DE MINAS	NA		HYPER1	19/03/2013 09:00:00		
1-ORT-1-MG	1IND1MG	Orteng	SF-T-132	MORADA NOVA DE MINAS	2493	YES	NA	22/07/2010 00:00	06/10/2010 00:00	20/10/2010 00:00
1CISC1MG	1CISCO1	Cisco Oil and Gas	SF-T-133	MORADA NOVA DE MINAS	NA	YES	Sonda Rotativa Wirth	05/11/2011 00:00	20/10/2012 00:00	09/12/2012 00:00
1PTRA18MG	1MGA1MG	Petra Energia	SF-T-134	MORRO DO GARÇA	NA	YES	GENESIS-1	23/12/2012 02:00:00		
1PTRA4MG	1QGE1MG	Petra Energia	SF-T-137	QUARTEL GERAL	2354	YES	Cowan-01	29/12/2011 03:30:00	15/03/2012	28/03/2012
1PTRA6MG	1RL1MG	Petra Energia	SF-T-138	MARTINHO CAMPOS	1077	YES	Cowan-02	09/03/2012 15:00:00	18/04/2012	23/04/2012
1PTRA20MG	1SRS1MG	Petra Energia	SF-T-143	SANTA ROSA DA SERRA	ND	YES	GENESIS-2	25/01/2013 04:30:00		
1PTRA7MG	1RSP1MG	Petra Energia	SF-T-85	JAPONVAR	923	NO	SONDA DE PERFURAÇÃO ELF-01	10/03/2012 04:30:00	09/04/2012	22/04/2012

30

Cemig and Natural Gas

 1986: Gasmig founded (landfill biogas distribution) 1992: Gasmig starts distribution of natural gas 2008: Cemig and partners win 6 blocks in the 10th Round of ANP Auctions [4 in the São Francisco Basin (gas), 1 in the Recôncavo Basin (oil) and one in the Potiguar Basin (oil)] 2009: Cemig creates Gas Division 2010: Cemig creates Directorate of Chief Officer for the Gas Division

Cemig in the sector Cemigs positons in the Oil & Gas value chain Production Production Transport Exploration Refining Consumption Consumption Processing Transport Oil Natural Gas Cemig Holding Gasmig Cemig activities:

Participation in the 10th Round of ANP Concession Bids Brazil’s best energy

Participation in the 10th ANP Round Source: ANP. 35 Oil & Gas E&P Constitutional Amendment No. 9 Law 9748 “the Oil Law”created CNPE & ANP ANP Round 0 Laws: 2565/11 Distribution of royalties Round 7 Round 8 (incomplete) Rodada 9 Round 10 (onshore) Round 6 Round 5 Round 4 Round 3 Round 2 ANP Round 1 Draft Law 12351 - Production sharing contracts 12304 - Pré-Sal Petróleo S.A. 12275 - Capitalization of Petrobras

Projects of Cemig and its partners Source: ANP. 36 Blocks: São Francisco Basin Potiguar Basin Recôncavo Basin Blocks: SF-T-104 SF-T-114 SF-T-120 SF-T-127 Blocks: REC-T-163 POT-T-603

Projects of Cemig and its partners * Indicates name of the block Operator. Percentage interests in the Blocks 37

Projects of Cemig and its partners An exploration consrtium was created for each Exploratory Block. Cemig has participation of 24.5% in each consortium.

Investments planned (Financial guarantees at the time of the auction) 39 Block State Bonus paid, R$ Minimum Exploration Program (PEM) in Work Units (UTs) Estimated MEP, R$ Hydrocarbon expected POT-T-603 RN 2,001,115 2,039 4,078,000 Light oil REC-T-163 BA 2,501,115 2,235 5,600,000 Light oil SF-T-104 MG 4,000,000 3,265 20,225,000 Gas SF-T-114 MG 2,001,115 3,265 20,225,000 Gas SF-T-120 MG 400,000 1,000 4,000,000 Gas SF-T-127 MG 401,115 1,000 4,000,000 Gas

Activities in Progress - Recôncavo + Potiguar

Potiguar basin POT-T-603 Minimum Exploration Program (PEM) activities concluded. Analyses of results of drilling of 2 exploratory wells completed. Area being returned to ANP, since its shows no commercial feasibility. 41 Operation POT-T-603 2D Seismic (km) 3.76 3D Seismic (sq. km.) - 3D Seismic Reprocessing (sq. km.) 15 Wells 2

Recôncavo basin REC-T-163 Minimum Exploration Program (PEM) activities concluded for the first exploratory period. Analyses of results of drilling of 1 exploratory well concluded. Acceptance by ANP of statement of interest in continuing to the 2nd Exploratory Period. Commitment to drill one more well to assess resources. 42 Operation REC-T-163 2D Seismic (km) - 3D Seismic (sq. km.) 25 3D Seismic Reprocessing (sq. km.) - Wells 1

On location - Recôncavo and Potiguar basins Source: GS POT-T-603 Well1 POT-T-603 Well 2 REC-T-163 Well 1

Activities in progress - São Francisco

São Francisco basin - Cemig São Francisco basin: Blocks: SF-T-104 SF-T-114 SF-T-120 SF-T-127 45 Wells drilled

São Francisco - basin Cemig Activity to date In progress: Analysis of the data obtained from drilling of blocks and profiling in Blocks SF-T-104 and SF-T-114. Notice given to ANP of interest in proceeding to 2nd exploratory period in all 4 blocks. (*) 46 Operation SF-T-104 SF-T-114 SF-T-120 SF-T-127 2D Seismic (km) 347.11 389.8 213.5 150.2 3D Seismic (sq. km.) - - - - 3D Seismic Reprocessing (sq. km.) - - - - Wells 1 1 - - Water quality studies around well location Yes Yes - - Geochemical analyses of total gas Yes Yes Yes Yes Satellite image spectral analysis of to map soil gas emissions Yes(*) Yes(*) Yes(*) Yes(*)

Investments yet to be made (R$ mn) (amounts updated) 21 65 Total investment Cemig Sócios 6.5 6 1.5 1 2.5 3.5 Investment per block SF-T-104 SF-T-114 SF-T-120 SF-T-127 POT-T-603 REC-T-163 47 Cemig Partners

São Francisco - basin On location Source: GS. SF-T-120 – Seismic study SF-T-104 – Alegria Well SF-T-114 – Confiança Well 48

São Francisco basin - Next steps Evaluate potential Organic material interval Potential presence of hydrocarbons. Review of data Seismic Geological, geochemical Geomechanical Petrophysical Mineralogy, TOC, RO, Brittle, k Fluid typing. Define data requirements Core, well log etc. First pass - field analogs Caracterization of the formation Reservoir extension Estimated principal feature directions Identification of natural fractures Estimation of mechanical properties Geochemical properties Petrophysical properties Estimated mineralogy Spectral gamma ray Chemostratigraphy Cores Determine analog Validation and assessment of data Drilling Casing program Bit selection Mud program Trajectory Sidetracking Data acquisition Hydraulic Fracturing Completion perforation strategy (If necessary Material selection Fluids, additives & proppant Stimulation design Job Size, HHP, Logistics & Environmental Impact Evaluation Production Potential Frac Monitoring Potential exploitation program Lessons learned / Best practices Well placement Reservoir drainage Well architecture to maximize production Vertical / high angle Horizontal Multilateral Water management Logistics 49

Cemig in the sector the Oil & Gas value chain Production Production Transport Exploration Refining Consumption Consumption Processing Transport Oil Natural Gas Production Exploration Consumption Cemig Holding Gasmig Cemig activities:

Gasmig: equity ownership 59.57% 40.00% 0.43% Cemig Gaspetro MBH 51

Gasmig Market Volume (2012) 3.5% 1.0% Industrial Termelétricas GNV Uso geral Revenue (2012) 75.6% 20.6% 3.1% 0.7% Industrial Termelétricas VNG Uso geral 52 Thermal plants General use VNG Thermal plants VNG General use

Gasmig growth over 4 years 2009 2010 2011 2012 Length of network (km) 408 795 814 840 Sales volume (million m3/year) 460.4 682.2 1,040.9 1,323.0 Clients in operation 274 292 309 314 53

Gasmig Gas pipeline network 54 Key: EXISTING DISTRIBUTION NETWORK EXISTING GAS PIPELINE NETWORK Thermoelectric power plant CITY GATE NATURAL GAS WELL LNG REGASIFICATION STATION SÃO PAULO STATE TO RIO GRANDE DO SUL SÃO PAULO STATE MINAS GERAIS

Gasmig – Distribution system SUL DE MINAS D.C. MANTIQUEIRA D.C. RMBH Dist. Center (VALE DO AÇO) D.C. TRIÂNGULO Dist. Center. 55 SÃO PAULO STATE MINAS GERAIS SÃO PAULO STATE Key: EXISTING DISTRIBUTION SYSTEM DISTRIBUTION SYSTEM UNDER CONSTRUCTION DISTRIBUTION SYSTEM UNDER STUDY EXISTING GAS PIPELINE GAS PIPELINE UNDER STUDY GAS PIPELINE UNDER CONSTRUCTION THERMAL POWER PLANT CITY GATE

The current challenges

Challenges – Exploration & Production 57 Exploration New exploration frontiers Advanced exploration techniques Infrastructure and logistics

Challenges – Markets 58 Attract the chemicals industry Expansion of markets Evaluation of GTL technology Build thermal power plants

Challenges – Sustainability 59 Use water appropriately Sustainability Ensure well structure stability Effective communication

Environmental aspects – Myths Myth: Chemicals used in fracturing contaminate water tables. Reality: Chemical products used in fracturing are the same as products used in the food industry. Myth: The area necessary for Unconventional exploration is much greater than the area needed for Conventional exploration. Reality: The location area of wells for Unconventional is indeed larger when compared with Conventional. In Unconventional the same location is used for drilling of multiple horizontal wells. Myth: Hydraulic fracturing uses enormous quantities of water. Reality: Currently, 5 liters of water are used per MMBTU produced in Unconventional extraction. This number is small compared to other energy sources such as, for example, biofuels. Techniques for reduction of use, re-use and recycling are on the agenda.

Investor Relations Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br

Cemig Distribution – 3rd Tariff Review Uberlândia, 27 May, 2013 Executive Responsible: Maura Galuppo Botelho Martins

Cemig D: 3rd Tariff Review 2.99% TARIFF REPOSITIONING New Structure TARIFF STRUCTURE 1.83% X FACTOR (Pd + T) 2

R$ million Extraordinary Review Jan 2013 R$ Periodic Review Apr. 2013 R$ Change Portion A Sector charges 667 635 -4.8% Transport of electricity 355 361 1.8% Purchase of electricity 3,263 4,245 30.1% Portion A 4,285 5,241 22.3% Portion B Operational costs 1,917 1,769 -7.7% Annual cost of assets 2,194 1,324 -39.7% Portion B 4,111 3,093 -24,8% Portion B with PDD adjustment 3,003 Portion B with productivity adjustment 2,969 -26.5% Portion A rose 22.3%; Portion B fell 26.5% Reposicioning index 0.47% Financial components R$ 211 million Repositioning index including Financial items 3.06% Average effect for consumer 2.99% Limited to 3% by draft of Resolution from Public Hearing 020/2013. 3

Replenishment Quota R$ 590 mn Remuneration of Capital R$ 587 mn Default R$ 55 mn PMSO R$ 1.7 bn R$ 5.2 bn Other Assets quota R$ 147 mn Sector charges R$ 635 mn Purchase of electricity for resale R$ 4.2 bn Cost of transport of electricity R$ 361 mn R$ 3.0 bn X Factor = 1.83% XPd = 1.15% Xt = 0.68% Portion A Portion B Values of Portion A, Portion B and X Factor Delta X (2CRTP) - R$ 90 mn 4

Accumulated Depreciation (R$ 9.8 bn) “Special obligations” (R$ 6.3 bn) + 100% Depreciated assets (R$ 3.1 bn) Net Regulatory Remuneration Base (BRR) (R$ 5.5 bn) Gross BRR R$ 15.3 bn Base of total assets R$ 24.7 bn R$ 9.4 bn Reference company R$ 1.714 bn Operational costs R$ 1.9 bn Default R$ 55 mn Other Assets quota R$ 147 mn Remuneration base; Opex Previous BRR: R$5.1 bn Increase in BRR: R$ 400 mn 5

The Luz para Todos (Light for Everyone) Program – Cemig D Amounts in R$ Tranche Historic unit vale Unit value updated by IGPM to Dec. 2012 Number of new users connected Investment by Eletrobrás – historic values Investment by Eletrobrás updated 2nd 6,100.00 9,265.68 9,405 57,370,500 87,143,740 3rd 7,900.67 9,926.29 65,090 514,254,610 646,101,942 4th 8,970.23 10,608.72 23,519 210,970,839 249,506,409 Sum 98,014 782,595,950 982,752,092 Weighted average 7,984.53 10,026.65 of yet been regulated. The use of a single criterion to define prudence could generate divergent results. It is essential that the reasonableness of these results should be attested to by other parameters. AMOUNT HOMOLOGATED BY SFF (APR 1, 2013): R$ 5,322.04 6

Regulatory P/L and Ebitda Regulatory Ebitda (April 2013 to March 2014) R$ 1.379 bn Remuneration of Capital R$ 587 mn + Other Assets quota R$ 147 mn Replenishment Quota R$ 590 mn Inadimplência R$ 55 mn Delta X (2CRTP) ( –R$ 90 mn) Ebitda with Delta X: R$ 1.289 bn Other revenues ( –R$ 40 mn) * Delta X: Return to consumers for investments not realized in the 2nd Tariff Review. 7

Appendix I Fin. Comp + CVA R$ 211 mn Fin. Comp. + CVA R$ 73 mn Actual Revenue R$ 8.132 BI IMPACT FOR CONSUMERS Revenue requested R$ 8.170 BI Appendix I (Tariffs actually invoiced) Appendix II Repositioning and Impact on Tariffs CVA R$ 490 mn Decree 7945/2012 APPENDIX II (Repositioning) 8

Effect measured by consumer subgroup and type Subgroup and Type Average effect Average effect – Free A2 (88 to 138 kV) -37.00% -40.78% A3 (69 kV) -12.80% -22.28% A3a (30 kV to 44 kV) 1.83% -9.86% A4 (2.3 kV to 25 kV) 12.09% -26.29% AS (Underground) 26.62% -26.29% B1 – average (Residential and Low Income ) 4.99% B1 Residential, Full 4.87% B1 Residential, Low Income 6.30% B2 (Low voltage Rural) 9.56% B3 (Low voltage – Other categories) 9.56% B4 (Low voltage – Public Illumination) 9.56% TOTAL 2.99% -33.22% GROUP Change A -4.83% B 6.98% A+B 2.99% 9

Operational costs coverage, given by the Reference Company, in 2008, was R$ 1.209 bn. Updating of Reference Company to 2013 generates a coverage of R$ 1.714 bn. Cemig D has a background of diminishing coverage (R$ 20mn/year) which would make the coverage in 2018 be R$ 1.634 mn. Operational costs Description - Coverage in 2013 Total Personnel Materials and Services OPEX 2CRTP - Original 1,209,251,202 OPEX 2CRTP - Adjusted 1,109,874,234 735,881,572 373,992,662 OPEX 2CRTP - Monetary updating by 3CRTP 1,476,198,207 974,729,865 501,468,343 OPEX 2CRTP - With growth of products 1,785,620,582 1,179,040,660 606,579,922 OPEX 3CRTP 1,714,054,099 1,131,785,496 582,268,603 Consumers' Council 183,566 OPEX (Including Consumers' Council) 1,714,237,665 Description - Coverage in 2018 Lower limit Center Upper limit Efficiency 48.23% 58.03% 68.23% OPEX 3CRTP - 2ª Phase (Interval) 1,154,885,763 1,389,550,504 1,633,793,397.80 10

Investor Relations Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br

Natural gas Exploration & Production Uberlândia, May 27, 2013 Executive Responsible: Anderson Fleming de Souza

The US: Revolution in production Source: Chesapeake. 2

The US: production revolution 3

The US production revolution 4

US production revolution 5

Some natural gas definitions and concepts

Definitions LPG VNG LNG CNG Piped gas Natural gas 7

Gas – Definitions 1 Natural gas means any hydrocarbon that remains in gaseous state or dissolved in oil in the original conditions of the reservoir, and which remains in gaseous state under normal atmospheric conditions. It is extracted directly from oil-bearing or gas-bearing reservoirs. LPG – Liquefied petroleum gas – is a mixture of hydrocarbons, especially propane and butane. Being a petroleum product, it is produced in refineries. 8

Gas – Definitions 2 LNG (Liquefied Natural Gas): Natural gas is liquefied by cooling, to a temperature of - 160ºC. This reduces its volume by a factor of 600, and enables it to be stored in much larger quantities, and transported in trucks or ships, to regions not supplied by gas pipelines. 9 Gas Definitions 2

 CNG – Compressed Natural Gas: Natural gas is compressed and stored at a pressure of 250 bar, transported and distributed to regions not served by conventional pipelines. It is transported in trucks with specially developed cylinders, usually in a radius of up to 300km from the compression unit. Gas – Definitions – 3 10

 Piped gas is gas distributed in cities and towns by the networks of gas distribution companies, for consumption by industry, businesses and homes. VNG – Vehicle Natural gas – is a gaseous mixture made from natural gas for vehicle fuel. In Brazil the mixture – primarily methane – is made in accordance with specifications set by ANP, the oil and gas regulator. 11 Gas – Definitions – 4

Natural gas Geological outline

Formation of Hydrocarbons Gas Oil Water Oil acumulates in closed structural compartments.

Geophysics: Seismic Reflection Surveying Vibrating wave source Recording Geophone receptors Source: American Petroleum Institute, 1986. Reflected waves

Man applying technology ...

Interpreting 3D Seismic

Reservoir: Porosity Porosity expresses the ratio between total volume of the rock and the volume of the pores of the rock.

Reservoir: Permeability Permeability is the measure of a capacity to transmit fluids. Permeable Impermeable Pores Fissures

Permeability and Porosity Porosity Permeability

Production phase – Primary recovery Only approximately 10% to 30% of the total volume of oil reaches the surface Between 50% and 70% of the total volume of gas reaches the surface Production wells

Horizontal and multilateral drilling Multiple wells, single base

Unconventional gas exploration in Brazil Challenges: technical, logistical, regulatory

Hydraulic fracturing

Infrastructure, Regulation and Auctions

Brazil, Electricity Transmission lines: 90,000km; Distribution lines: 1.3 million km. Total: 1.4 million km. Brazil, natural gas Pipelines: 9,200km; networks (high, medium, low pressure: 18,400km. Total: 27,600km, 2% of the scale of the electricity network; Compare: Argentina: Has one-third of Brazil’s area. Its natural gas network is 11,000km of pipelines, 93,000km of distribution total 104,000km: 4 times the scale of network; Argentina’s per capita consumption of gas is 9 times that of Brasil. Gas networks – scale Electricity Natural gas 2013 horizon

Brazil’s regulatory structure – history Source: ANP. Petrobras created and given the monopoly on production and transport of hydrocarbons Law 9478/97 - “The Oil Law” Created ANP and National Energy Policy Council Constitutional Amendment 9/95 End of Petrobras monopoly on production of hydrocarbons < Ministerial Order 118/00 – Distribution of LNG Ministerial Order 243/00 – Distribution of CNG ANP (National Hydrocarbons Agency) created Ministerial Order 170/98 – Transport Infrastructure Ministerial Order 169/98 – Access to gas pipelines Resolution 027/05 – Access to gas pipelines Resolution 029/05 – Tariff criteria Resolution 043/11 – Gas pipeline Utility Decree Resolution 050/11 – Pipelines in LNG terminals Resolution 051/11 – Self-producers and self-importers Resolution 052/11 – Sale and trading of NG Ministerial Order 32/01 resale of VNG Ministerial Order 254/01 – Dispute Resolution Hydrocarbon prices freed Ministerial Order 472/11 – Public bid rules Ministerial Order 001/03 Disclosure to ANP and market Constitutional Amendment 05/95 – Piped gas distribution under responsibility of the States Law 11909/09 “The Gas Law” (March 4, 2009) Decree 7382 (Dec. 3, 2010)

Bid marking – points system Mark Brazilian content (20%) PEM (40%) Premium (40%) Amount offered to obtain award of concession of the block; Cannot be less than the minimum set by ANP. Expressed in Work Units (UTs) – the total of exploration activities to be obligatorily complied with during the First Period of the Exploration Phase. Cannot be less than the minimum set for each block. Proportion between: (a) total value of goods produced and services provided inside Brazil; and (b) total value of assets used and services provided – for performance of the contract. Source: ANP.

Brazilian oil & gas E&P bidding rounds: the history Source: ANP. 28 Brazilian Oil & Gas E&P – timeline of Constitutional Amendment No. 9 Law 9748 “the Oil Law” – created CNPE & ANP ANP Round 0 Laws: 2565/11 Distribution of royalties Round 7 Round 8 (incomplete) Round 10 (onshore) Round 6 Round 5 Round 4 Round 3 Round 2 ANP Round 1 Draft Law 12351 – Production sharing contracts 12304 – Pré-Sal Petróleo S.A. 12275 – Capitalization of Petrobras

Investor Relations Tel: (55-31) 3506-5024 Fax: (55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br 29 Brazili’s best energy

Nova Ponte Hydroelectric Plant Uberlândia, May 28, 2013 Responsible - Jader Fernando R. Nascimento Western Sector Generation Assets Maintenance Management Unit (MG/OE)

DGT Generation and Transmission Management Chief Generation and Transmission Officer (CG) Generation & Transmission Coordination Management (CG/ES) G&T Joint Venture Projects Management (CG/CG) G&T Management Coordination Unit (PO) Generation & Transmission Planning and Operation Management (PO/GT) G&T Operations Management (PO/PE) Energy Planning Management (PO/PL) Electrical Planning Managament (PN) Generation & Transmission Maintenance Planning Management (PN/MG) Generation Maintenance Planning and Engineering Management (PN/MT) Transmission Maintenance Planning and Engineering Management (PN/SB) Dam Safety and Civil Maintenance Planning Unit (MG) Generation Assets Maintenance Management (MG/CG) Generation Coordination Management (MG/CS) Center-South Sector Generation Assets Management Unit (MG/LE) East Sector Generation Assets Management Unit (MG/NT) North Sector Generation Assets Management Unit (MG/OE) East Sector Generation Assets Management Unit (MG/TA) Triangle Region Generation Assets Management Unit (MG/UT) Thermal Plants Generation Assets Management Unit (MT) Transmision Assets Maintenance Management (MT/CT) Transmission Coordination Management (MT/CN) Center-Nortth Sector Transmission Assets Management Unit (MT/LE) East Sector Transmission Assets Management Unit (MT/SE) Southeast Sector Transmission Assets Management Unit (MT/TA) Triangle Sector Transmission Assets Management Unit (EP) Generation and Transmission Expansion Management (EP/EC) Generation Expansion Civil Engineering Management (EP/EG) Generation Expansion and New Sources Electro-Mechanical Engineering (EP/ET) Transmission Expansion Engineering Management (EP/IN) G&T New Projects Integration Management (EP/RM) Transmission and Expansion Improvement Works Unit (GA) Generation and Transmission Environmental Management (GA/LA) G&T Environmental Licensing and Management Unit (GA/IP) Fish Handling and Special Programs Studies Management (RM) Plant Modernization and Overhaul Coordination Executive 2 Organization’s Diagram

(MG/SB) Dam Safety and Civil Maintenance Management Unit (MG/CS) Center-South Generation Assets Management Unit (MG/LE) East Sector Generation Assets Management Unit (MG/NT) North Sector Generation Assets Management Unit (MG/UT) Thermal Plants Generation Assets Management Unit (PO) G&T Planning and Operation Management (MG) Generation Assets Maintenance Management Unit DGT (MG/OE) Western Sector Generation Assets Management Unit (MG/TA) Triangle Sector Generation Assets Management Unit 3 Organization’s Diagram

FISH CULTURE UNIT SAPLING NURSERY NOVA PONTE VOLTA GRANDE IGARAPAVA PAI JOAQUIM GALHEIRO JAGUARA CONTROL CENTER 4 (Western Sector Generation Assets Maintenance Management Unit) MG/OE

Volta Grande Hydro Plant 380 MW - 46 KM Igarapava Hydro Plant (Consortium) 210 MW - 36 KM Jaguara Hydro Plant 424 MW - 100 KM Nova Ponte Hydro Plant 510 MW - 87 KM Pai Joaquim Small Hydro Plant 23 MW - 50 KM MG/OE Control Center Uberaba 5 Locations

Western Center Management 01 Special Projects and Analysis 10 Maintenance Execution 01 URA Regional Center 25 NP Center 06 JG and PJ Center 12 VG Center 06 IG Center Operation and Planning 03 Environment 05 Management Support 01 SIG 03 O&M Management Work safety 01 Administrative Support 08 6 Organizational Structure

7 Employees Nova Ponte Plant: 6 Jaguara Plant: 12 Volta Grande Plant: 7 Estação Ambiental Volta Grande: 2 Estação Ambiental Galheiro: - Control Center: 52 Total: 79 The Workforce

8 Present Management System

The PMGA Award: Seeks to recognize organizations that are outstanding in systemic management of environmental issues. An assessment is made of each company, the production chain that surrounds it, and interested agents and stakeholders, such as employees and local communities. The initiative, supported by the Minas Gerais State government and the Brazilian Environment Ministry, is also approved by the Brazilian Quality Union (União Brasileira de Qualidade UBQ). 9 Recognition

Hydroelectric Plant: Vertical Section 10

Folder 11 You are about to get to know more of the work of Cemig. Firstly, it is important to remember that we always put a major focus on safety in our facilities for the benefit of our employees and visitors. We respect the environment to preserve the well-being of all. Thus, we are counting on your support to comply with the safety and environmental standards that we have in place Have a great visit. When it comes to questions of safety and the environment, Cemig invests all its energy. If you use a pacemaker, receive orientation from the employee responsible for welcoming visitors. Selective garbage: Throw litter in designated locations. Preserve gardens, trees and forest animals. Use Individual Protection Equipment in all industrial areas. Unauthorized photography, video and sound recording, etc., is prohibited. Emergencies: Hearing the alarm, leave the area, and obey the instructions of all Cemig employee’s. For any questions or unexpected situations, ask any Cemig employee responsible for welcoming visitors. Important recommendations: Drive carefully in Cemig’s facilities.

Investor Relations ri@cemig.com.br http://ri.cemig.com.br 12 (55-31) 3506-5024

4. Market Announcement: XVIII Annual Meeting Cemig-Apimec — Guidance 2013-2017 and Supply and Demand: The Brazilian Grid and Cemig Geração e Transmissão S.A.

Guidance: 2013–2017 Uberlândia, May 27, 2013 Executive Responsible: Emilio Castelar P. Pereira castelar@cemig.com.br 1 Brazil’s best energy

Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on present assumptions and analyses from the point of view of our senior management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include: changes to Cemig’s business strategy that may be considered necessary, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate results different from those estimated by the Company, we recommend consulting the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). 2 Guidance for 2013-2017

2013–2017 Guidance: Main Assumptions Brazil’s best energy

Main Assumptions Used in Preparing 2013-2017 Guidance In line with the Long-term Strategic Plan: In the long term, Cemig will continue to grow. Possible reductions in Ebitda, resulting from Law 12783/2013 (dated January 11, 2013, formerly Provisional Measure (PM) 579 announced on September 11, 2012), may result in changes of magnitude or speed of this growth. Cemig will adopt several initiatives to achieve the intended result – operational efficiencies, synergy gains, and growth through acquisitions or equity participations in new projects – aimed at offsetting any effects related to non-renewal of the concessions for Jaguara, São Simão and/or Miranda Hydro Plants. Within the current path, therefore, there will be, at least, preservation of Ebitda, at a level compatible with that of the estimates given in the Guidance for 2012–2016. We show two different levels, resulting from the two possibilities – whether: (a) the concessions referred to above are renewed, or (b) they are not renewed. Cemig believes that the concessions will be maintained, in accordance with the provisions written in the concession contracts that were signed. 4

In proactive response to the challenges: Operational efficiency – We will continue seeking operational efficiencies aggressively in all processes in the companies of the Group through practices such as: benchmarking, automation, combat of fraud and default, re-engineering of processes, optimization of routines, and other initiatives. Synergies – Among these measures, it will also look for synergy with companies of the Group, especially Light, with which Cemig D (Distribution) is developing a formal program of joint operation that started in 2013. We also have a program of adjustment in progress for the workforce, implementing the PID Incentive Retirement Program, associated with careful repositioning in terms of human capital for the challenges in corporate. We will continue to find alternatives to reduce the cost of funding for our projects. This Guidance for 2013–17 incorporates the effects of these and other initiatives. 5 Main Assumptions Used in Preparing 2013-2017 Guidance

Structure of Cemig’s Future Ebitda SCHEMATIC CONCEPT ONLY Base Iniciatives Growth Guidance Target 6 The effects of the non-renewal concessions for the three Hydroelectric plants, if indeed they are not renewed, when they expire – Jaguara (2013), São Simão (2015) and Miranda (2017) – will be compensated through growth, including growth through acquisitions, and other strategies. Among these other strategies, it will be: trading in energy; operational efficiency; adaptation of human capital; quest for synergy; and other initiatives, in the numerous companies of the Group. Guidance without renewal of concessions Risk of losses from non-renewal Guidance for 2013-2017

CEMIG D – Distribution Brazil’s best energy

Expected market scenario 8 Expected annual growth, % Expected total market volume, GWh Free Consumers Others Commercial Industrial Residential Cemig D: Moderate Growith Over the Coming Years Distribution

9 Remuneration Investments Losses X factor Repositioning PMSO • WACC reduced from 9.95% to 7.50%. • Reintegration rate reduced from 4.66% to 3.84%. • New Net Regulatory Remuneration Base: R$ 5.5 billion: – fails to take account of approximately R$ 1 bn. • Restitution of unrealized investments (DX): R$ 90mn/year. • Productivity (Pd): 1.15%. • Trajectory (T): PMSO reduced by 0.68%, or R$ 20mn, per year. • Quality: SAIDI and SAIFI to be measured from 2014. • Technical losses: 7.84% on energy injected. • Non-technical: 7.63% on low voltage market. • Not recognized: 872 MWh/year – or R$ 118 million. • Average effect on consumer: +2.9 9%; Residential: +4.99%. Cemig D’s 3rd Periodic Tariff Review: effects Não é possível exibir esta imagem no momento. Other Assets quota: R$ 147mn After Tariff Review, High Risk Not Factored for Distribution Distribution

Percentage variations expected for Portion B of the Distribution tariffs 0,00 1,00 2,00 3,00 4,00 5,00 6,00 2014 2015 2016 2017 10 Manageable Revenue in Line with Inflations, Except in 2014 Distribution

Coverage x PMSO Cost + Manageable Expenses 11 Cemig: Portion B vs. Regulatory Opex – R$mn Regulatory Base Nominal, current. PMSO Below Regulatory Benchmarks of the Cycle, after 2014 Distribution

Investments specified by the regulatory structure. 12 Constant June, 2013 R$ ’000 Multi-year planning: total Electricity system 3,655,388 Infrastructure / Other 713,892 Sub-total 4,369,280 Funds from clients 607,729 Total 4,977,010 Planned Investment 2013-2017: Approx. R$ 1 billion / year Distribution

CEMIG D – DISTRIBUTION 1000 1250 1500 1750 2000 2250 2500 2013 2014 Year Lower limit Upper limit 2013 1,851 2,137 2014 1,784 2,160 Constant June, 2013 R$ million 13 Ebitda in 2013 and 2014 Distribution

Cemig GT – Generation & Transmission Brazil’s best energy

Average electricity sale prices 114 117 130 133 127 146 153 161 80 90 100 110 120 130 140 150 160 170 2010 2011 2012 2013 2014 2015 2016 2017 (Constant June, 2013 R$ per MWh) 15 Lower spot price Generation and Transmission Average Prices Increasing, Except in 2014

16 Investments in Guanhães, Santo Antônio, and Belo Monte. Constant June, 2013 R$ ’000 Multi-year planning: total Generation 89,788 Injection of funds * 1,180,979 Transmission 289,390 Total 1,672,020 Generation and Transmission Planned Investments 2013-2017

1000 1250 1500 1750 2000 2250 2500 2013 2014 17 Projections take into account the transfer of Taesa to the holding company. Constant June, 2013 R$ million Year Lower limit Upper limit 2013 1,731 2,127 2014 1,889 2,272 CEMIG GT – GENERATION & TRANSMISSION Generation and Transmission Ebitda in 2013 and 2014

CEMIG: Holding Company Brazil’s best energy

19 Injection of funds into: Horizontes, Axxiom. Aquisition / new assets: recent averages between R$1 and R$ 1.5bn/year. Constant June, 2013 R$ ’000 Multi-year planning: total Injection of Funds * 197,837 Other 10,638 Total 208,475 Holding Company Planned Investments 2013 - 2017

-50 0 50 100 150 200 250 300 350 2012 2013 2014 2015 2016 2017 Santo Antônio Belo Monte 20 Cemig’s interest: Santo Antônio: 10%; Belo Monte: 7.3%. Constant June, 2013 R$ million Santo Antônio Belo Monte Holding Company Ebitda from Holdings in Santo Antônio and Belo Monte

5.865 6.083 6.029 6.307 6.447 6.482 6.915 7.751 7.843 7.861 5000 5500 6000 6500 7000 7500 8000 2013 2014 2015 2016 2017 21 CEMIG, CONSOLIDATED Constant June, 2013 R$ million Holding Company Ebitda in 2013 to 2017

End of presentation Thank you for your attention. Contact: Emílio Castelar P. Pereira Corporate Planning and Control General Management Unit (PP) 31 0000-0000 I castelar@cemig.com.br Information and Data Classification: Public – May 2013 22 Brazil’s best energy

Marcus Vinícius de Castro Lobato I General Manager I 31 3506-2395 I marcusv@cemig.com.br I www.cemig.com.br I Supply and Demand: the Brazilian Grid, and Cemig GT Uberlândia, May 27, 2013 Executive Responsible: Marcus Vinícius de Castro Lobato Brazil’s best energy

Brazilian National Grid: Projections Made in 2012 for 2012-16 Source: Monthly Operating Program (PMO) of the ONS (National System Operator) for May 2012, as analyzed by Cemig. Based on: GDP growth estimate for 2012-16 of 4.4% p.a. 2 Average MW Surplus % Surplus, MW Reserve Thermal Hydro Market 2012 2013 2014 2015 2016 1,3% 1,9% 6,0% 5,1% 2,3% 776 1.248 4.106 3.595 1.731 1.400 1.716 2.203 2.207 3.391 13.024 15.054 18.543 18.806 18.776 48.815 51.211 53.978 55.799 56987 61.063 65.017 68.415 71 .010 74.032

Source: May 2013 PMO, analyzed by Cemig. Assumptions: (1)Based on GDP growth estimate for 2013-17 of 4.5% [first 4-monthly revision of 2013]; (2)Assumes withdrawal of thermal projects that initially sold new-build power supply but were not built. 3 Brazilian National Grid: Projections Made in 2013 for 2013-17 Average MW Surplus % Surplus, MW Reserve Thermal Hydro Market 2013 2014 2015 2016 2017 -1,7% 0,0% 0,4% 1,8% -1,6% -1.113 -2 281 -1.355 -1.230 1.716 2.203 2.207 3.391 3.391 13.289 14.427 15.306 15.306 15.306 49.856 53.465 55.676 56.710 59.826 64.258 67.894 70.701 73.371 76.362

Cemig GT Supply / Demand: Projections Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement Excess and Secondary supply as accounted in spot market in 2012 Probable renewals (*) Assumptions based on withdrawal of the hydroelectric plants which the second concession periods expire in forthcoming years; and maintaining the hydro plants which the first concession periods expire in forthcoming years, and those which concession contracts specify an extension for a second period of 20 years. 4 Copmponents

Cemig GT Supply / Demand: Projections Requirements Excess and Secondary supply as accounted in spot market in 2012 (*) Assuming: Withdrawal of Hydro Plants with first or second concession period ending in forthcoming years. (**) The amounts shown in solid red are part of sales already made in contracts with Free Consumers and traders. 5 Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement

Cemig GT Supply / Demand: Projections Requirements Excess and Secondary supply as accounted in spot market in 2012 Probable renewals (*) Considera a retirada das UHEs que tem o 1º e 2º períodos de concessão vencendo nos próximos anos. (**) Os montantes indicados em vermelho sólido fazem parte da venda já realizada em contratos com consumidores livres e comercializadoras. 6 Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement (*) Assuming: Withdrawal of Hydro Plants with first or second concession period ending in forthcoming years. (**) The amounts shown in solid red are part of sales already made in contracts with Free Consumers and traders.

Cemig GT Consolidated: Supply / Demand Projections Requirements Excess and Secondary supply as accounted in spot market in 2012 Probable renewals Sto Antônio Outros Belo Monte (*) Assuming: Withdrawal of Hydro Plants with first or second concession period ending in forthcoming years. Includes equity in SPCs. (**) Amounts in solid red are part of sales already made in contracts with Free Consumers and traders. 7 Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement

Cemig GT Consolidated: Supply / Demand Projections Requirements Excess and Secondary supply as accounted in spot market in 2012 Probable renewals 8 Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement (*) Assuming: Withdrawal of Hydro Plants with first or second concession period ending in forthcoming years. Includes equity in SPCs. (**) Amounts in solid red are part of sales already made in contracts with Free Consumers and traders.

Cemig GT Consolidated: Supply / Demand Projections Requirements Excess and Secondary supply as accounted in spot market in 2012 Need for additional resources for renewal of contracts and to maintain market share 9 Available for sales or trading Intermediation of contracts Regulated Market sales to distributors Free market sales (Free Consumers and Traders) Transfer under operational agreement (*) Assuming: Withdrawal of Hydro Plants wiht first or second concession period ending in forthcoming years. Includes equity in SPCs.

Investor Relations (+55-31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br

5. Market Announcement dated May 28, 2013: Purchase of Suzano’s Interest in Capim Branco Completed

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ: 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Purchase of Suzano’s interest in Capim Branco completed

Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, hereby reports to stockholders and the market as follows:

The wholly-owned subsidiary Cemig Capim Branco Energia S.A., (“Cemig Capim Branco”), as purchaser, and Suzano Papel e Celulose S.A. (“Suzano”), as vendor, have completed all the steps for conclusion of the sale of the interest of Suzano in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia, or “the Consortium”).

The amount credited on today’s date is R$ 311 million, after retentions for certain conditions negotiated including liability contingencies.

Of this total, the percentage pertaining to Cemig Capim Branco, of 30.3030%, represents approximately R$ 94 million.

This transaction was disclosed to the market in a Material Announcement published on December 28, 2012, and a Market Announcement dated March 24, 2013.

All the usual conditions precedent, such as obtaining of approval from the Brazilian electricity regulator (Agência Nacional de Energia Elétrica, or Aneel) and the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE), have been met in full.

Belo Horizonte, May 28, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement dated May 28, 2013: Answers to CVM/Bovespa Official Inquiries

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Answers to CVM/Bovespa inquiries

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the market, and — in accordance with CVM Instruction 358 of January 3, 2002, as amended — the Brazilian Securities Commission (CVM), and the São Paulo Stock Exchange (BM&F Bovespa S.A.) — as follows:

CVM Official Letter SEP/GEA—1/Nº200/2013 requests explanations in relation to the following report published in the online edition of Folha de São Paulo newspaper on May 25, 2013:

“CEMIG PENETRATES RESTRICTIONS TO ACQUIRE DISTRIBUTORS IN RECOVERY PROCEEDINGS”

[...] Cemig (Companhia Energética de Minas Gerais) will consolidate its position as Brazil’s largest electricity distributor if the judicial recovery of Rede Energia is approved by the creditors in the coming weeks. The case is before the Second Bankruptcy Chamber of the Courts of São Paulo.

Folha newspaper has found out that Cemig is negotiating behind the scenes to acquire two of the principal distributors of Rede Energia, Cemat (of the State of Mato Grosso) and Celtins (of the State of Tocantins). The figures have not been disclosed.

The problem is that this secret negotiation violates the exclusivity contract between the present controlling stockholder of Rede, entrepreneur Jorge Queiroz Moraes Junior, CPFL and Equatorial Energia. [...]

Cemig replies as follows:

In relation to the above report, we reaffirm that the Company has evaluated several investment alternatives that could add value to the operation of its present assets. However, there is at present no commitment in relation to the assets referred to that would justify a formal statement to the market.

The market has previously been informed about this situation through our replies to CVM Official Letters CVM/SEP/GEA-1/461/2012 of May 31, 2012; CVM/SEP/GEA-1/479/2012 of June 13, 2012; and CVM/SEP/GEA-1/684/2012 of September 13, 2012.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information when it is confirmed and effective.

Belo Horizonte, May 28, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Market Announcement dated May 31, 2013: Transfer of Transmission Interests to Transmissora Aliança de Energia Elétrica S.A. Completed

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Transfer of transmission interests to Taesa completed

Complementing the Material Announcement of May 17, 2012 and Market Announcement of April 10, 2013, Cemig (Companhia Energética de Minas Gerais) and Cemig GT (Cemig Geração e Transmissão S.A), in accordance with § 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02 as amended by CVM Instructions 369/02 and 449/07, hereby publicly inform stockholders and the market in general as follows:

On today’s date, May 31, 2013, transfer to Taesa (Transmissora Aliança de Energia Elétrica S.A.) of ownership of the following interests held by Cemig and Cemig GT in companies holding electricity transmission concessions was completed:

(1) Transfer of direct stockholding control:

Empresa Catarinense de Transmissão de Energia S.A.	— ECTE,
Empresa Regional de Transmissão de Energia S.A.	— ERTE,
Empresa Norte de Transmissão de Energia S.A.	— ENTE,
Empresa Paraense de Transmissão de Energia S.A.	— ETEP,
Empresa Amazonense de Transmissão de Energia S.A.	— EATE and
Empresa Brasileira de Transmissão de Energia S.A.	— EBTE;

(ii) Transfer of indirect stockholding control:

Sistema de Transmissão Catarinense S.A.	— STC,
Lumitrans — Companhia Transmissora de Energia,
Empresa Santos Dumont de Energia S.A.	— ESDE and
Empresa de Transmissão Serrana	— ETSE,

Taesa disbursed R$ 1,691,415,239.11 (one billion six hundred ninety one million four hundred fifteen thousand, two hundred thirty nine Reais and eleven centavos), the result of applying monetary updating until today’s date, at the CDI rate, to the amount contracted on December 31, 2011, with deduction of dividends and/or Interest on Equity declared (paid or not yet paid).

Belo Horizonte, May 31, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Market Announcement dated June 5, 2013: Cemig in Bidding for Acquisition of Brasil PCH

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig in bidding for acquisition of Brasil PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, hereby informs stockholders and the market as follows:

Reports in the media have referred to the possibility of acquisition by Cemig of the company Brasil PCH, which owns 13 small hydroelectric power generation plants, and in which Petrobras owns 49% of the common stock.

On this matter, we hereby report that Cemig, at the invitation of the bank retained by Petrobras to handle the sale of the asset referred to, is participating in the related bidding process.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information as and when it comes into existence.

Belo Horizonte, June 5, 2013

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Material Announcement dated June 14, 2013: Acquisition of 49% of Brasil PCH

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of 49% of Brasil PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig Geração e Transmissão S.A. (“Cemig GT”) signed a share purchase agreement with Petróleo Brasileiro S.A (“Petrobras”), for acquisition of 49% of the common shares of Brasil PCH S.A. (“Brasil PCH”).

Brasil PCH is currently one of the leading independent power producers operating from renewable energy sources in Brazil. It is a holding company controlling 13 Small Hydro Plants (PCHs — Pequenas Centrais Elétricas) in operation, in the states of Minas Gerais, Rio de Janeiro, Espírito Santo and Goiás, with total installed capacity of 291MW and assured power level of 194MW average. All of the electricity generated by these plants is sold to Eletrobras (Centrais Elétricas Brasileiras S.A.), under contracts signed under the Proinfa Program to Encourage Alternative Electricity Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica).

The acquisition price, for 49% of the common shares of Brasil PCH, is R$ 650 million, with base date January 1, 2013, to be adjusted in accordance with the terms of the share purchase agreement.

Completion of the transaction is conditional upon the first refusal and ‘tag-along’ rights specified in the stockholders’ agreement of Brasil PCH, and on certain conditions precedent, including the consent of the Brazilian electricity regulator, Aneel (Agência Nacional de Energia Elétrica — National Electricity Agency), the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica), and financing agents.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, June 14, 2013

Luiz Fernando Rolla

 Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.  Summary of Decisions of the 569th Meeting of the Board of Directors held on June 14, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig, at its 569th meeting, held on June 14, 2013, decided the following:

1.                  Hera Project.

2.                  Jequitibá Project.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Press Release dated June 14, 2013: Cemig Geração e Transmissão S.A. Wins Competitive Bid to Acquire 49% of Brasil PCH from Petrobras

June 14, 2013

CEMIG GT WINS COMPETITIVE BID TO ACQUIRE 49% OF

BRASIL PCH

from

PETROBRAS

Today Cemig GT (Cemig Geração e Transmissão S.A.) signed a share purchase agreement with Petrobras for acquisition of 49% of the voting stock of Brasil PCH S.A.

BRASIL PCH S.A. is a holding company controlling 13 Small Hydro Plants (‘PCHs’ — Pequenas Centrais Elétricas):

Bonfante (19 MW),	Calheiros (19 MW),	Fumaça IV (4.5 MW),
Carangola (15 MW),	Funil (22.5 MW),	Irara (30 MW),
Jataí (30 MW),	Monte Serrat (25 MW),	Retiro Velho (18 MW),
Santa Fé (30 MW),	São Joaquim (21 MW),	São Pedro (30 MW) and
São Simão (27 MW).

— Belo Horizonte, June 14, 2013

Cemig (Companhia Energética de Minas Gerais) announces to stockholders and the public that today its subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) signed a share purchase agreement with Petrobras for acquisition of 49% of the common shares of Brasil PCH S.A.

The acquisition price, for 49% of the common shares of Brasil PCH, is R$ 650 million, on base date January 1, 2013, to be adjusted in accordance with the terms of the share purchase agreement.

All of the electricity generated by these plants is sold to Eletrobras, under contracts signed under the Proinfa Program (Brazil’s Program to Encourage Alternative Electricity Sources).

Completion of the transaction is conditional upon the first refusal and ‘tag-along’ rights specified in the stockholders’ agreement of Brasil PCH. Conclusion of the transaction also depends on certain conditions precedent, including: consent of the Brazilian electricity regulator, Aneel; the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica); and financing agents.

Brasil PCH is currently one of Brazil’s leading independent power producers operating from renewable sources. It is a holding company controlling 13 Small Hydro Plants in operation, in the states of Minas Gerais, Rio de Janeiro, Espírito Santo and Goiás, with total installed capacity of 291MW and total assured power of 194MW.

>>>

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Brasil PCH — Objectives of the acquisition

The main purpose of the transaction, in line with Cemig’s Long-Term Strategic Plan, is as part of Cemig’s strategy of achieving sustainable growth in generation, transmission and distribution of electricity — thus reaffirming and strengthening its position as one of the major players in the Brazilian electricity sector.

Since PCHs are considered to be within the definition of alternative energy sources, they benefit from special legislation to encourage development of those sources.

With this transaction, Cemig once again affirms its vocation for growth in renewable energy.

The transaction — Distinguishing factors

Some of the factors features that distinguish this acquisition:

•                  For Cemig, the transaction is in line with both the strategy of its Long-Term Strategic Plan, and also the Plan’s requirement for levels of return on investment.

•                  The return on the operational assets is contractually guaranteed under the Proinfa program.

•                  The cash flow of the Small Hydro Plants results in a high Ebitda margin.

•                  The equipment is new and in good operating condition.

•                  In accordance with Cemig’s standard practice, the facilities have full legal compliance with environmental requirements; they have also been the subject of several outstanding actions in environmental management.

•                  The renewable nature of the electricity generation source is in line with Cemig’s sustainability targets.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

ri@cemig.com.br

+55 (31) 3506-5024
www.cemig.com.br

12. Notice to Stockholders : Payment to Stockholders on June 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS —

CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

PAYMENTS TO STOCKHOLDERS

ON JUNE 27, 2013

We advise stockholders that, under the decision of the Board of Directors at its meeting of December 20, 2012 and the decisions of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2013, Cemig will make the following payments on June 27, 2013:

a)             R$ 164,000,000.00 (one hundred sixty four million Reais),

•                  being the balance of the first installment of the Interest on Equity for the year 2012, corresponding to:

R$ 0.192340491 per share.  This amount will be subject to withholding of 15% income tax at source

(except for payments to stockholders who are exempt from retention, under current legislation).

Stockholders entitled to this payment will be:

•                  for shares traded on the BM&FBovespa S.A., stockholders of record on December 21, 2012; and

•                  for ADRs, traded on the New York Stock Exchange, stockholders of record on December 31, 2012.

b)             R$ 609,053,000.00 (six hundred nine million fifty three thousand five hundred Reais),

•                  being the first portion of the dividends for the 2012 business year, corresponding to

R$ 0.714302738 per share.

Stockholders entitled to this payment will be:

•                  for shares traded on the BM&FBovespa S.A., stockholders of record on April 30, 2013; and

•                  for ADRs, traded on the New York Stock Exchange, stockholders of record on May 6, 2013.

The fractional quantities of shares arising from the stock dividend authorized by those meetings were merged, and sold, on May 22, 2013, for average prices of R$ 23.8662812 per ON share and R$ 23.1703316 per PN share.

The proceeds of these sales will be paid, in the due proportions, together with the first installment of the dividends, on June 27, 2013.

•                  Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update registry records.

•                  Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 18, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.